UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Greater Atlantic Financial Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

391601 10 1

(CUSIP Number)

George William Calomiris
The William Calomiris Company, LLC
1112 16th Street, NW, Suite 900, Washington, DC  20016
(202) 457-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 6, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*                    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 391601 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) George William Calomiris

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

104,824 Shares
(Not including 9,167 shares of common stock subject to the exercise of warrants and 85,754 shares of common stock subject to conversion of convertible preferred securities)

	8.	Shared Voting Power

9.

Sole Dispositive Power

104,824 Shares
(Not including 9,167 shares of common stock subject to the exercise of warrants and 85,754 shares of common stock subject to conversion of convertible preferred securities)

	10.	Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

199,745 shares
(Including 9,167 shares of common stock subject to the exercise of warrants and 85,754 shares of common stock subject to conversion of convertible preferred securities)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.43%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 391601 10 1

Item 1.	Security and Issuer
Item 1 is not amended.

Item 2.	Identity and Background
Item 2 is not amended.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is not amended.

Item 4.	Purpose of Transaction
Item 4 is amended to add the following:

On November 18, 2004, George William Calomiris sent a letter to Greater Atlantic Financial Corp.’s Board of Directors  requesting that (1)  its Board of Directors replace the Company’s current Chairman, Charles Calomiris, and current President and Chief Executive Officer, Carroll Amos,  (2)  the Nominating Committee of its Board of Directors promptly engage a professional search firm to conduct a search for qualified, experienced management and new directors to replace the current Chairman and President , and (3) the Nominating  Committee not nominate Charles Calomiris and Carroll Amos to serve any additional terms on the Board of Directors.

On December 3, 2004, George W. Calomiris received a letter, attached hereto as Exhibit 1, stating the Board would take his views under consideration.  He sent a letter in response attached hereto as Exhibit 2.

He then received, on December 6, 2004, a rejection of a request to see a list of stockholders,

CUSIP No. 391601 10 1

attached hereto as Exhibit 3.  George W. Calomiris sent an additional request to inspect the stockholder list and evidence of beneficial ownership to the Company, dated December 6, 2004, attached hereto as Exhibit 4.

Depending on the response of the Board of Directors of the Company, George W. Calomiris may take such further actions that he views as necessary with respect to his request.

Item 5.	Interest in Securities of the Issuer
Item 5 is not amended.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is not amended.

Item 7.	Material to Be Filed as Exhibits

1.             Letter from George W. Murphy, Jr. to George Calomiris, dated December 2, 2004.

2.             Letter from George Calomiris to Greater Atlantic Financial Corp., dated December 3, 2004.

3.             Letter from George W. Murphy, Jr. to George Calomiris, dated December 3, 2004.

4.             Letter from George Calomiris to Greater Atlantic Financial Corp., dated December 6, 2004.

CUSIP No. 391601 10 1

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 7, 2004
Date
/s/ George William Calomiris
Signature
George William Calomiris
Name/Title